Vroom, Inc.

4700 Mercantile Dr.

Fort Worth, Texas 76137

May 26, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vroom, Inc.

Registration Statement on Form S-3

File No. 333-295941

To the addressees set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Vroom, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on May 28, 2026, or as soon as practicable thereafter.

* * * *

If you have any questions or require additional information, please contact Courtenay Myers Lima, Esq. of Latham & Watkins LLP at (212) 906-1691. Thank you for your assistance and cooperation in this matter.

Very truly yours,

VROOM, INC.

By:	/s/ Jonathan Sandison
Jonathan Sandison
Chief Financial Officer

cc:	Thomas H. Shortt, Chief Executive Officer, Vroom, Inc.

Anna-Lisa Corrales, Chief Legal Officer, Vroom, Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Courtenay Myers Lima, Esq., Latham & Watkins LLP

John Slater, Esq., Latham & Watkins LLP